Exhibit 99.1

FOR IMMEDIATE RELEASE

MCE FINANCE LIMITED ANNOUNCES CONSENT SOLICITATION FOR ITS

5.00% SENIOR NOTES DUE 2021

MACAU—Monday, July 11, 2016: MCE Finance Limited (the “Company”) today announced that it has commenced a consent solicitation (the “Consent Solicitation”) seeking consents from holders of its outstanding 5.00% Senior Notes due 2021 (the “Notes”) to certain proposed amendments to the indenture governing the Notes. The Notes are listed on the Singapore Exchange Securities Trading Limited.

The Consent Solicitation will expire at 5:00 p.m., New York City time, on July 29, 2016, unless extended or terminated by the Company (the “Expiration Date”).

The Company is seeking consents to amend the definition of “Change of Control” and related provisions following the announcement by Crown Resorts Limited (formerly known as Crown Limited), a major shareholder of the Company’s parent Melco Crown Entertainment Limited, that it intends to spin off certain of its non-Australian assets to a separately listed holding company.

The Company is offering an early consent fee of US$5.00 for each US$1,000 in principal amount of the Notes in respect of which a holder properly consents to the amendments by 5:00 p.m. New York City time on July 22, 2016 (as such time and date may be extended, the “Early Consent Deadline”). The Company is offering a late consent fee of US$2.00 for each US$1,000 in principal amount of the Notes in respect of which a holder properly consents to the amendments after the Early Consent Deadline but on or before the Expiration Date. The Company’s obligation to accept consents and pay the applicable consent fee is conditioned on, among other things, there being validly delivered (and not validly revoked), with respect to the proposed amendments, consents from holders of not less than a majority in aggregate principal amount of the outstanding Notes.

The terms and conditions of the Consent Solicitation are fully described in the Consent Solicitation Statement, dated July 11, 2016, which the Company is delivering to holders of the Notes. D.F. King is acting as the Information and Tabulation Agent for the Consent Solicitation. The Company has engaged Merrill Lynch (Asia Pacific) Limited to act as the sole solicitation agent for the Consent Solicitation. Questions regarding the Consent Solicitation or requests for additional copies of the Consent Solicitation Statement or other related documents should be directed to D.F. King, at Suite 1601, 16/F, Central Tower, 28 Queen’s Road Central, Central, Hong Kong (HK: +852 3953 7230, UK: +44 20 7920 9700, US: +1 212 269 5550) or Merrill Lynch (Asia Pacific) Limited, at 38/F Cheung Kong Center, 2 Queen’s Road Central, Central, Hong Kong (+852 3508 7913, +852 3508 3514, +852 3508 8175).

This press release is not a solicitation of consent with respect to any Notes. The Consent Solicitation is being made solely by the Consent Solicitation Statement.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) the Company’s anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) the Company’s future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the filings of Melco Crown Entertainment Limited with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. Melco Crown Entertainment also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment is strongly supported by its single largest shareholder, Melco International Development Limited (“Melco”) and its other major shareholder, Crown Resorts Limited (“Crown”). Melco is a listed company on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of Melco Crown Entertainment. Crown is a top-100 company listed on the Australian Securities Exchange and led by Mr. James Packer, who is the Deputy Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 / +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media inquiries, please contact:

Maggie Ma

Senior Vice President, Corporate Communications and Public Relations

Tel: +853 8868 3767 / +852 3151 3767

Email: maggiema@melco-crown.com